March 14, 2013
Via EDGAR
Mr. Terence O'Brien
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:    American Power Group Corporation
Form 10-K for the Fiscal Year Ended September 30, 2012
Form 10-Q for the Period Ended December 31, 2012
File No. 1-13776

Dear Mr. O'Brien:

This letter is in response to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its correspondence dated February 28, 2013 (the “Comment Letter”) to American Power Group Corporation (the “Company”) with respect to the filings referenced above.

Set forth below are the Company's responses to the comments in the Comment Letter. For your convenience, we have repeated your comments in bold.

Form 10-K for the year ended September 30, 2012

Business
Government Regulation, page 6

1.
In future filings, please include disclosure in your Business section of the material effects of foreign government regulation on your business, and identify the relevant regulatory bodies. Please be sure to include in a discussion of Canada, China, Africa, Australia and any other government regulations that have a material effect on your business. Also, please consider including a related risk factor.

Response:
We will make appropriate disclosures and include a new risk factor regarding the effects of foreign government regulations on our business as requested in subsequent filings.

Employees, page 7

2.	In future filings, please disclose the number of part-time employees you have, if any. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:
We will make the appropriate disclosures as requested in subsequent filings.

Risk Factors, page 7

3.
You state on page 8 your dual fuel technology is licensed from a third party. However, we note from page 25 and elsewhere that it appears that the owner of this technology, M&R Development, is in fact a related party. Please explain or revise future filings accordingly.

Response:
We will revise the noted Risk Factor disclosure in subsequent filings to reflect the fact that M&R Development is in fact a related party.

Management's Discussion and Analysis, page 12

Introduction, page 13
Fiscal Year ended September 30, 2012 Compared to Year ended September 30 .., page 13

4.
We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 13 that net sales for the fiscal year ended September 30, 2012 increased $866,236 or 49% to $2,633,880 as compared to net sales of $1,767,644 for the fiscal year ended September 30, 2011. The increase was attributed to stronger domestic and international stationary and vehicular dual fuel revenues. In connection with the company's announcement of results for fiscal year 2012, Mr. Jensen stated “(w)e made tremendous progress with our stationary conversion efforts this year, reporting fiscal 2012 stationary vertical drilling conversion revenue of $1.9 million, five times higher than revenues from that segment in fiscal 2011.” In future filings, please consider quantifying each source that contributed to a material change. For guidance please refer to Section III. D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response:
We will provide the requested information regarding material changes, including the quantification of events contributing to these material changes from period to period, in subsequent filings.

Liquidity and Capital Resources, page 13

5.
You state “We believe we will be able to satisfy our cash requirements for the near future but understand our continued existence is dependent on our ability to generate positive operating cash flow, achieve profitability on a sustained basis and generate improved performance.” Please tell us and revise future filings to disclose what you mean, specifically, by “the near future”. To the extent you do not have sufficient resources to fund planned operations for the next twelve months, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.

Response:
As of the filing date of our Form 10-K for the fiscal year ended September 30, 2012, based on our fiscal 2013 operating budget, cash on hand at September 30, 2012 and anticipated availability under our bank credit facility, we believed we would be able to satisfy our cash requirements through December 2013 without the need to modify our operating plan. We will make the appropriate disclosures as requested in subsequent filings.

With respect to the current use of funds in operations, we anticipate attaining cash flow breakeven by the end of June 2013, which is in line with our fiscal 2013 operating budget. Our fiscal 2013 operating budget provides us the flexibility to delay certain capital expenditures as deemed necessary should revenues and cash flows not increase as rapidly as forecast in our plan.

6.
Regarding the $2.25 million credit facility discussed on page 45, please tell us and revise future filings in MD&A to disclose how much is available for borrowing thereon as of the latest balance sheet date.

Response:
As of September 30, 2012, under the terms of the credit facility, we had sufficient collateral to borrow an additional $305,000, out of a maximum potential availability of $690,000. We will revise the MD&A disclosure in subsequent filings to reflect our borrowing availability is as of the latest balance sheet date. We will make the appropriate disclosures as requested in subsequent filings.

Executive Compensation
Director Compensation, page 20

7.
We note your disclosure that Mr. Needham received $110,868 in other compensation for salary, health and life insurance and auto allowance. In future filings, please refer to Item 402(r)(2)(vii) of Regulation S-K and where appropriate quantify the benefits.

Response:
We will make the appropriate disclosures as required by Item 402(r)(2)(vii) of Regulation S-K regarding Mr. Needham's total compensation, including quantification of any material items, in subsequent filings.

1.	Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 41

8.
Revise your revenue recognition disclosure to describe your products and services specifically and in more detail. Explain the differences between contracts that are accounted for based on the percentage of completion method and those where revenue is recognized when the product's installation is complete, title, and risk transfer to the customer and collectability is reasonably assured, referring to ASC 605-35-15. Discuss the typical components of your contracts and clarify your treatment of multiple elements of a contract. Clarify what is meant by “modified fixed price sales.” If applicable, please expand your revenue recognition policy to address revenue recognized for software under ASC 985-605. Provide us with the disclosure you intend to include in future filings.

Response:
Based on the Staff's comment, we propose to include the following additional disclosure in subsequent filings:

Revenue Recognition Description

Our dual fuel conversion operations derive revenue from (1) product revenue which is earned from the sale and installation of dual fuel conversion equipment and (2) maintenance and service agreements. All components are purchased from external sources including several proprietary patented components which are configured by our internal engineering staff to a customer's specific diesel engine family. The components are assembled into installation kits by us and then delivered on site for installation. All installations are managed by an American Power Group led team or certified third party installer.

Overall, our services and dual fuel conversion equipment for both vehicular and stationary are generally sold based upon purchase orders or contracts with our customers that include fixed or determinable prices but do not include right of return provisions or other significant post-delivery obligations. We recognize revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured, and delivery occurs as directed by our customer. Service revenue, including engineering services, is recognized when the services are rendered and collectability is reasonably assured.

Percentage of Completion. Revenue from certain long-term, integrated project management contracts to provide and install our dual fuel conversion equipment for stationary power generation is reported on the percentage-of-completion method of accounting. Progress is generally based upon costs incurred to date in relation to the total estimated costs for each contract. Revisions in costs and earnings during the course of the contract are reflected in the accounting period in which facts requiring revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is accrued.

Multiple-Element Arrangements. We also enter into Multiple-Element Arrangements to sell our dual fuel conversion equipment with engineering and installation services in both the stationary and vehicular applications. We recognize the revenue associated with the dual fuel conversion equipment when title and risk passes to our customer and recognize the service revenue when the service is complete using parameters specified in the first paragraph of this Revenue Recognition Policy.

Explanation to the Staff:

We use the term “modified fixed price sales” to indicate a fixed price sale that has been modified by the inclusion of change orders. We recognize use of this terminology can be misleading and will refrain from using it in the future.

We do not believe that ASC 985-605, Revenue Recognition for Software, is applicable to us. We cite the guidance in paragraphs 985-605-3 through 15-4 and the example provided in 985-605-55-127. Our software is a critical component in the operation of our dual fuel conversion equipment and is not sold or marketed separately. Once installed, the software is not updated for new versions that we develop, except for calibrations of a new engine family. Our costs for the development of the software that are within the scope of Subtopic 985-20 and the production costs of our software are insignificant relative to the production costs of our dual fuel conversion equipment.

Intangible Assets, page 41

9.
It appears you are accounting for your electronic control unit operating software using the guidance in ASC 985-20, Costs of Software to Be Sold, Leased, or Marketed. Please explain how these software applications are delivered to the customer. Clarify whether the software is included in a device sold and transferred to the customer or delivered separately. From the existing disclosure it is not clear whether the software is acquired or received by the customer or whether you are using software in the production of the product or in providing related service.

Response:
Our software is a critical embedded component in the operation of our dual fuel conversion equipment and principally controls the operation of our Electronic Control Unit (“ECU”). The ECU monitors all engine performance parameters and operates the natural gas fuel control valve and variable fuel metering valve, with the goal of maximizing the amount of natural gas utilized while remaining within all original engine manufacturer specifications.

Prior to shipment, each ECU's embedded software component is configured by our internal engineering staff to a customer's specific diesel engine family and shipped as part of a complete system. We do not market or sell our software separately.

We will revise our disclosure in subsequent filings to better clarify how our software is delivered to our customers.

10.
Please provide us with a discussion of how you concluded the software met the requirements for technological feasibility outlined in paragraph 2 of ASC 985-20-25. Tell us the specific nature of the activities generating the costs being capitalized. Tell us whether any software has been delivered to a customer yet.

Response:
We determined technological feasibility of our software after the completion of planning, designing, coding and testing activities that were necessary to meet the design specifications including functions, features and technical performance requirements.

Timeline of Development Milestones:

•	In June 2009, we signed an exclusive agreement to license M & R Development's patented Dual Fuel Technology.

•	In October 2010, we engaged the assistance of consulting engineers with experience in engine controls and Environmental Protection Agency (“EPA”) emissions compliance.

•
In December 2010, the EPA approved our request for 11 test exemptions to test our aftermarket Dual Fuel Systems on diesel trucks. We installed our dual fuel systems and began testing. The initial test exemptions allowed us to gather critical engine performance and emission data on a pre-dual fuel and post-dual fuel basis to support EPA approval requirements and commence commercialization of our non-invasive dual fuel upgrade systems in the United States.

•
In September 2011, we were notified by the EPA that their first Clean Alternative Fuel Vehicle and Engine Conversion Submission had been approved per the EPA Final Rule 40DFR Parts 85 and 85: EPA420-F-11-006, for the Outside Useful Life (“OUL”) Heavy Duty 2004 Caterpillar C-15 engine family. The submission utilized our latest V5000 Dual Fuel Turbocharged Natural Gas™ technology which had to meet specific design, componentry, and emission compliance criteria. This first OUL Heavy Duty Diesel EPA approval provided us with a clear path for additional conversion approval submissions on a wide-array of heavy-duty aftermarket diesel truck engines.

•	Effective October 1, 2011, we began to capitalize Software Development Costs.

Our computer software product did not include a detail program design. However, we provided a product design and a working model of the software product and confirmed by testing the completeness of the working model and its consistency with the product design. We believe the approval received by the EPA provided us with the proof we needed to meet technological feasibility.

During the fiscal year ended September 30, 2012 we began delivering our dual fuel conversion equipment containing this software.

Product Warranty Costs, page 42

11.
We note the large increase in the cost of product warranty claims during fiscal 2012. Please explain the reasons for this significant change. Revise future filings to address material increases or decreases of the line items of the warranty accrual roll-forward.

Response:
Over the past three fiscal years, we have seen our revenue grow almost eight-fold from approximately $333,000 in fiscal 2010 to approximately $2.6 million in fiscal 2012. As noted in our disclosure, we provide for the estimated cost of product warranties at the time the product revenue is recognized. The increase in product warranty claims is directly related to the number of units we have in the field. We will make the appropriate disclosures with respect to the reasons for this increase as requested in subsequent filings.

9. Stockholders' Equity, page 49

12.	Please tell us and revise future filings to disclose the nature and/or purpose of Common Stock Reserved, as shown on page 54, and where it is reflected in your financial statements, as applicable.

Response:
The 4,074,000 shares of Common Stock reserved for future issuance under the term “Stock option plans” relate to our 2005 Stock Option Plan (4,062,000) and our 1996 Non-Employee Stock Option Plan (12,000). Both these plans are described in detail within Note 9.

The 100,000 shares of Common Stock reserved for future issuance under the term “Other option plans” relate to options issued to a consultant as described in detail within Note 9 under the caption “Warrants and Other Stock Options”.

The 22,642,589 shares of Common Stock reserved for future issuance under the term “Other warrants” relate to various warrants granted under the terms of several Convertible Debenture offerings as described in Note 7 as well warrants granted in conjunction with the the April 2012 10% Convertible Preferred Stock offering as described in Note 9.

We will make the appropriate disclosures as requested in subsequent filings.

11. Concentrations, page 54

13.
In future filings please identify the total amount of revenues from each customer that amounts to ten percent or more of your revenues. See paragraph 42 of ASC 280-10-50. Also, if the loss of any customer would have a material adverse effect on your operations, refer to Item 101(C)(1)(vii) of Regulation S-K and Section 503.02 of the Financial Reporting Codification regarding additional disclosure, including the name of each customer and its relationship, required in your business section. Please provide us with the disclosure you intend to include in future filings, specifically addressing the customer who accounted for 54% of sales during fiscal 2012.

Response:
During the fiscal year ended September 30, 2012, one of our stationary Dealers/Certified Installers who focuses specifically on the oil and gas industry opportunities accounted for approximately $1.4 million, or 54%, of our consolidated net sales. While we believe the loss of this Dealer/Certified Installer would have a short term negative impact on our business, we believe that end customer interest remains strong and that there are alternatives available to us to continue to meet end customer demand, including the ability to market and install our products through in-house resources. Therefore, we do not believe that the loss of this individual customer would have a material adverse effect on our business. In addition, we believe the impact of the loss of this individual customer would be mitigated through the signing of additional Dealer/Installer agreements and increased vehicular revenue and vehicular engine family approvals anticipated over the coming months.

Section 302 Certifications

14.
Please explain why the certifications do not include the representation that you have evaluated the effectiveness of your disclosure controls and procedures (paragraph 4c of Item 601.B.31 of Regulation S-K)

Response:
The failure to include paragraph 4c, required by Item 601.B.31 of Regulation S-K, was entirely inadvertent. The paragraph was contained in the certifications filed as exhibits to our Form 10-Q for the period ended December 31, 2012 and, as described in response to Item 9A of the Form 10-K, our “management concluded that as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective.” We will include paragraph 4c in the Item 601.B.31 certifications in subsequent filings or, if requested by the Staff, file an amendment to the Form 10-K to include the full certifications.

Form 10-Q for the period December 31, 2012

Item 4. Controls and Procedures, page 16

15.
You state, “In designing and evaluating our disclosure controls and procedures, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management applies judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2012, our disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective.” Please explain the reasons you modified the language and clarify for us whether management's assessment on disclosure controls and procedures was based solely on the definition provided therefor in Exchange Act Rules 13a-15(e) and 15d-15(e) rather than the foregoing. In this regard, we note the corresponding disclosure made in your Form 10-K appears appropriate. Please revise future filings, beginning with your March 31, 2013 Form 10-Q, to comply with Item 307 of Regulation S-K.

Response:
Our disclosures set forth in response to Item 4 of the Form 10-Q are somewhat abbreviated versions of the disclosures set forth in response to Item 9A of the Form 10-K. Language similar to the language quoted by the Staff in the comment, regarding the purpose of controls and procedures and the ability of controls and procedures to provide only “reasonable assurance,” is found in Item 9A of the Form 10-K under the caption “Management's Report on Internal Control Over Financial Reporting.” Notwithstanding this additional language, however, management's assessment that our disclosure controls and procedures were effective was based solely on the definition provided in Exchange Act Rules 13a-15(e) and 15d-15(e). In subsequent filings, we will revise the disclosures to separate any discussion of the purpose and limitations of controls and procedures from the conclusion that such controls and procedures are effective.

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC comments or changes to disclosure in response to staff comments in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (781) 224-2411, if you have any further questions.

Sincerely,

/s/ Charles E. Coppa
Charles E. Coppa
Chief Financial Officer